UNITED STATE
                       SECURITIES and EXCHANGE COMMISSION

                                   FORM 12b-25

                           NOTIFICATION of LATE FILING

(Check One)  X  Form 10-Q/SB

PART I-  Registrant Information
Entertainment Digital Network, Inc.
No Former name information
One Union Street, Suite 220, San Francisco, California  94111

PART II
Check the box  (a)
               (b)

Part III--Narrative

         The Form 10-Q/SB could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-Q/SB for the period ending December 31, 2000.

PART IV--Other information
(1)      Name and telephone information
         David Gustafson   415-274-8800
(2)      Check the box YES
(3)      Check the box NO

     Name of Registrant in the Charter--Entertainment Digital Network, Inc. Date February 14, 2001
     Name to be typed in--David Gustafson, Chief Executive Officer.